PROSPECTUS SUPPLEMENT
(To Prospectus dated June 2, 1997)

                                 $350,000,000
                  Morgan Stanley, Dean Witter, Discover & Co.

			    6 3/8% NOTES DUE 2002

			       ---------------

                   Interest payable February 1 and August 1

			       ---------------


    The Notes are not redeemable prior to maturity. The Notes will be represented by global notes registered in the name of a nominee of The
Depository Trust Company, as Depositary.  Beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary (with respect to participants' interests) and its participants. Except as described in the accompanying Prospectus, Notes in certificated form will not be issued in exchange for
			      the global notes.

			       ---------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS
         SUPPLEMENT OR THE PROSPECTUS.  ANY REPRESENTATION TO THE
           CONTRARY IS A CRIMINAL OFFENSE.



                  PRICE 99.535% AND ACCRUED INTEREST, IF ANY

                                   Underwriting Discounts     Proceeds to
             Price to Public(1)      and Commissions(2)      Company(1)(3)

Per Note.         99.535%                  .600%                98.935%
Total....    $348,372,500          $2,100,000                $346,272,500

------------
(1) Plus accrued interest, if any, from July 28, 1997.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(3) Before deduction of expenses payable by the Company estimated at $185,150.

			       ---------------

               The Notes are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the Notes will be made on or about July 28, 1997 through the book-entry facilities of The Depository Trust Company, against payment therefor in immediately available funds.

			       ---------------

MORGAN STANLEY DEAN WITTER
      ABN AMRO CHICAGO CORPORATION
	     BANC ONE CAPITAL CORPORATION
		   FIRST UNION CAPITAL MARKETS CORP.
			  HSBC SECURITIES, INC.
				MERRILL LYNCH & CO.
				     NATIONSBANC CAPITAL MARKETS, INC.
					   UBS SECURITIES
July 23, 1997


	       CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, THE NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES SEE "UNDERWRITERS."


		CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	       The following table sets forth the consolidated ratio of earnings to fixed charges for the Company for the periods indicated. The fiscal year information combines the historical financial information of Dean Witter, Discover & Co. ("Dean Witter Discover") for the years ended December 31, 1996, 1995, 1994, 1993 and 1992 with the historical financial information of Morgan Stanley Group Inc. ("Morgan Stanley") for the fiscal years ended November 30, 1996, 1995, 1994, 1993 and 1992. The six month information combines the unaudited historical financial information of Dean Witter Discover for the six months ended May 31, 1997 and 1996 with the unaudited historical financial information of Morgan Stanley for the six months ended May 31, 1997 and 1996.

			 Six Months
			   Ended                       Fiscal Year
		      May 31,   May 31,
		       1997       1996       1996   1995   1994   1993   1992
		      -------   -------     ----    ----   ----   ----   ----
Ratio of earnings
 to fixed charges..     1.3       1.4        1.3    1.3    1.3    1.4    1.3


	       For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges and fixed charges consist of interest expense, capitalized interest and that portion of rentals representative of an interest factor. Additionally, "earnings" in 1992 excludes a nonrecurring gain of $32.1 million from the initial public offering of 25.7% of SPS Transaction Services, Inc.


			     DESCRIPTION OF NOTES

	       The following description of the particular terms of the 6 3/8% Senior Notes due 2002 (the "Notes") offered hereby (referred to in the Prospectus as the "Offered Debt Securities") supplements the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made. In particular, as used under this caption, the term "Company" means Morgan Stanley, Dean Witter, Discover & Co. The following summary of the Notes is qualified in its entirety by reference to the Senior Debt Indenture referred to in the Prospectus.

General

	       The Notes will be limited to $350,000,000 in aggregate principal amount and will mature on August 1, 2002. The Notes will constitute part of the senior debt of the Company and will rank pari passu with all other unsecured and unsubordinated debt of the Company. The Notes will be issued in fully registered form only, in denominations of $1,000 and multiples thereof. Principal of and interest on the Notes will be payable, and the transfer of Notes will be registrable, through the Depositary as described under "Book-Entry Procedures."

	       Each Note will bear interest from July 28, 1997 at the applicable annual rate set forth on the cover page of this Prospectus Supplement, payable semiannually on February 1 and August 1 (each an "Interest Payment Date"), commencing February 1, 1998, to the person in whose name such
Note is registered at the close of business on the preceding January 15 or July 15. Such interest will be computed on the basis of a 360-day year of twelve 30-day months.

	       If any Interest Payment Date falls on a day that is not a Business Day, the interest payment shall be postponed to the next day that is a Business Day, and no interest on such payment shall accrue for the period from and after such Interest Payment Date. If the maturity date of the Notes falls on a day that is not a Business Day, the payment of interest and principal may be made on the next succeeding Business Day, and no interest on such payment shall accrue for the period from and after the maturity date.

	       Interest payments for the Notes will include accrued interest from and including the date of issue or from and including the last date in respect of which interest has been paid, as the case may be, to, but excluding, the Interest Payment Date or the date of maturity, as the case may be.

	       The Notes will not be redeemable prior to maturity and will not be subject to any sinking fund.

	       The Senior Debt Indenture permits the defeasance of the Notes upon the satisfaction of the conditions described under "Description of Debt Securities -- Discharge, Defeasance and Covenant Defeasance" in the Prospectus. The Notes are subject to these defeasance provisions.

	       As used herein, "Business Day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York.

Book-Entry Procedures

	       Upon issuance, the Notes will each be represented by fully registered global notes (the "Global Notes" and each a "Global Note"). The Global Notes will be deposited with, or on behalf of, The Depositary Trust Company, as Depositary (the "Depositary"), and registered in the name of a nominee of the Depositary. Unless and until it is exchanged in whole or in part for Notes in definitive registered form, a Global Note may not be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

	       The Depositary has advised the Company as follows: The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary holds securities deposited with it by its participants and facilitates the settlement of transactions among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.


	       A further description of the Depositary's procedures with respect to the Global Notes is set forth in the Prospectus under "Global Securities." The Depositary has confirmed to the Company, the Underwriters and the Trustee that it intends to follow such procedures.



			       UNDERWRITERS

	       Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof, the Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective principal amount of the Notes set forth opposite their names below:

								  Principal
		Name                                           Amount of Notes
		----                                           ---------------

Morgan Stanley & Co. Incorporated......................         $ 43,750,000
ABN AMRO Chicago Corporation...........................           43,750,000
Banc One Capital Corporation...........................           43,750,000
First Union Capital Markets Corp.......................           43,750,000
HSBC Securities, Inc...................................           43,750,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated.....           43,750,000
NationsBanc Capital Markets, Inc.......................           43,750,000
UBS Securities LLC.....................................           43,750,000
								------------
     Total.............................................         $350,000,000
								============


	       The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Notes are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are committed to take and pay for all of the Notes if any are taken.

	       The Underwriters initially propose to offer part of the Notes directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of .375% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of .250% of the principal amount of the Notes to certain other dealers. After the initial offering of the Notes, the offering price and other selling terms may from time to time be varied by the Underwriters.

	       The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

	       The Company does not intend to apply for listing of the Notes on a national securities exchange, but has been advised by Morgan Stanley & Co. Incorporated ("MS & Co.") that it presently intends to make a market in the Notes as permitted by applicable laws and regulations. MS & Co. is not obligated, however, to make a market in the Notes and any such market-making may be discontinued at any time by MS & Co. at its sole discretion. Accordingly, no assurance can be given as to the liquidity of, or trading market for, the Notes.

	       This Prospectus Supplement and the accompanying Prospectus may be used by MS & Co. and other affiliates of the Company in connection with offers and sales of the Notes in market-making transactions at negotiated prices related to prevailing market prices at the time of sale or otherwise. MS & Co. and such other affiliates of the Company may act as principal or agent in such transactions.

	       MS & Co. is a wholly-owned subsidiary of the Company. MS & Co.'s participation in the offering of the Notes will be conducted in compliance with Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc.

	       The Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

	       In order to facilitate the offering of the Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may overallot in connection with the offering of the Notes, creating a short position in the Notes for their own accounts. In addition, to cover overallotments or to stabilize the price of the Notes, the Underwriters may bid for, and purchase, the Notes in the open market. Finally, in the offering of the Notes, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Notes in the offering if the syndicate repurchases previously distributed Notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.